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                                                                    EXHIBIT 23.1


                        CONSENT OF INDEPENDENT AUDITORS


The Board of Directors
XM Satellite Radio Holdings Inc. and Subsidiaries:

We consent to the use of our report included herein and to the reference to our firm under the headings "Selected Consolidated Financial Data" and "Experts" in the prospectus.

Our report, dated February 16, 2000, except for Note 14 which is as of March 15, 2000, contains an explanatory paragraph that states that the Company has not commenced operations and is dependent upon additional debt or equity financings, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.


                                                         /s/ KPMG LLP


McLean, Virginia
June 13, 2000